Exhibit 22

LIST OF GUARANTOR SUBSIDIARIES

The following subsidiaries of Caleres, Inc. (“Issuer”) are guarantors of the Issuer’s 6.25% Senior Notes due 2023.

Name	Jurisdiction of Incorporation

Allen Edmonds, LLC	Wisconsin
BG Retail, LLC	Delaware
Sidney Rich Associates, Inc.	Missouri
Vionic Group LLC	Delaware
Vionic International LLC	Delaware